Exhibit 3.4

THIRD AMENDMENT TO THE THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BIOVENTRIX, INC.

BioVentrix, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is BioVentrix, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 8, 2012.

SECOND: That the Board of Directors and the requisite stockholders of this corporation have duly adopted resolutions proposing to amend the Third Amended and Restated Certificate of Incorporation of this corporation that was filed on March 29, 2023 with the Delaware Secretary of State and which was amended by the First Amendment to the Third Amended and Restated Certificate of Incorporation that was filed on January 16, 2024 and the Second Amendment to the Third Amended and Restated Certificate that was filed on August 14, 2024 with the Delaware Secretary of State, which resolutions setting forth the proposed third amendment are as follows:

RESOLVED: That the Third Amended and Restated Certificate of Incorporation of this corporation be amended as follows:

Section 3.2 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“3.2. Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation; provided, however, for administrative convenience, any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the Common Stock given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting. The holders of record of the shares of Common Stock and the holders of record of the shares of Series A Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, if there is a vacancy in any directorship that the holders of any class or classes or series have the power to elect then any such vacancy may be filled by a majority of the remaining directors until the election of the directors at the next annual meeting of the stockholders. The rights of the holders of the Series A Preferred Stock under this Section 3.2 shall terminate on the first date following the date the first share of Series A Preferred Stock was issued (the “Original Issue Date”) on which there are issued and outstanding less than 782,500 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock).”

IN WITNESS WHEREOF, this Third Amendment to the Third Amended and Restated Certificate of Incorporation has been executed by the President of the corporation on this 1st day of August, 2025.

David Richmond, Co-CEO

1—Third Amendment to the Third Amended and Restated Certificate of Incorporation